

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2011

Ms. Rita Weinberger
Vice President, Controller and Principal Accounting Officer
Forest Laboratories, Inc.
909 Third Avenue
New York, NY 10022

Re: Forest Laboratories, Inc.
Form 10-K for the Year Ended March 31, 2010
Filed May 26, 2010
File No. 001-5438

Dear Ms. Weinberger:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Gus Rodriguez
Accounting Branch Chief